

1-14948



FORM 6-K

PE
5-1-02

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2002

Toyota Motor Corporation
(Translation of Registrant's Name Into English)



1, Toyota-cho, Toyota City,
Aichi Prefecture 471-8571,
Japan
(Address of Principal Executive Offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F X Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes __ No X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]

Material Contained in this Report:

I. Information made public by way of press release with respect to the registrant's results of operations prepared in accordance with Japanese generally accepted accounting principles for the fiscal year ended March 31, 2002.

- Press release
- Highlights of Consolidated Financial Results for FY2002
- Highlights of Unconsolidated Financial Results for FY2002

II. English translations of the original Japanese-language documents filed with the Tokyo Stock Exchange with respect to the registrant's results of operations prepared in accordance with Japanese generally accepted accounting principles for the fiscal year ended March 31, 2002:

- FY2002 Consolidated Financial Results
- FY2002 Unconsolidated Financial Results
- Changes in Members of the Board of Directors
- Planned Changes in the Titles of the Members of the Board of Directors
- Press release concerning the resolution of the Board of Directors to propose the authorization to issue share acquisition rights at the FY2002 Ordinary General Shareholders' Meeting.
- Press release concerning the resolution of the Board of Directors to propose the authorization to (i) repurchase up to 170,000,000 shares and (ii) cancel the shares held by the registrant as of May 13, 2002 at the FY2002 Ordinary General Shareholders' Meeting.
- Financial Summary

III. English translation of a Notice Concerning Amendments to the Business Performance Projections of Trinity Industrial Corp. ("Trinity"), filed with the Tokyo Stock Exchange by the registrant and Trinity on April 30, 2002, amending projections disclosed in Trinity's November 14, 2001 interim financial statements.

I

For immediate release
May 13, 2002

Toyota Reports Record Year-end Results

Highest Ever Net Sales, Operating Income, Ordinary Income and Net Income

(All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

Tokyo — TOYOTA MOTOR CORPORATION (TMC) today announced record consolidated and unconsolidated operating results for the fiscal year ended March 31, 2002.

On a consolidated basis, net sales for the 12 months ended March 31, 2002, increased 12.5 percent year-over-year to 15.1 trillion yen, an all-time high. Operating income hit a new peak at 1.12 trillion yen, an increase of 29.1 percent over the previous year, while ordinary income rose by 14.5 percent to a highest-ever 1.11 trillion yen. Net income climbed 30.7 percent, to 615.8 billion yen, also a record. Earnings per share for the year was 170.69 yen, an increase of 42.81 yen over the fiscal year ended March 31, 2001.

Unconsolidated financial results demonstrated an increase in both sales and ordinary income, with unconsolidated net sales for the fiscal year reaching 8.28 trillion yen, an increase of 4.8 percent versus last year. Operating income increased 47.8 percent to 748.9 billion yen, while ordinary income was 768.9 billion yen, up 23.7 percent. Net income totaled 470.2 billion yen, up 41.0 percent.

TMC also announced a second-half cash dividend for the six months ended March 31, 2002, up 1 yen to 15 yen per share. Total dividend payout for the full year was 28 yen per share, 3 yen higher than year before.

Commenting on the results, TMC President Fujio Cho said, "Our efforts to establish the production and sales system from a global perspective since the 1980s are now achieving greater results, as we approach our worldwide total production and sales goal of 6 million units. In addition to this, an unprecedented profit of 1 trillion yen for Toyota, also reflects a collective effort by the Toyota Group toward cost-reduction activities and the effect of a weaker yen."

TMC's Japanese market share (excluding minivehicles) marked 42.2% in the 12 months ended March 31, 2002, exceeding 40.0% for the fourth consecutive year. The ability to maintain such a large market share can be credited to offering a broad range of products that meet customers needs, in particular sedans like the new Camry, Premio and Allion, along with minivans such as the Ipsum, Noah and Voxy. Toyota also increased sales of hybrid vehicles by expanding its hybrid lineup.

An increase in sales has enabled Toyota to gain more than 10% of the market share in the United States for the first time. Sales in Europe showed an increase against the previous year, as we steadily achieve our objective of selling 800,000 units in 2005.

Cho added, "The automotive industry will continue to be a key growth industry in the 21st century. As the automotive industry faces ever stricter conditions, TMC will strive to maximize the overall strength of the Toyota Group, to contribute to the revitalization of the Japanese economy and to become a truly global enterprise in the 21st century".

TMC also announced its forecast for the fiscal year ending March 31, 2003. Based on an exchange rate of 125 yen to the dollar and 110 yen to the euro, TMC forecasts unconsolidated sales of 8.3 trillion yen, ordinary income of 770 billion yen and net income of 550 billion yen.

(Please see the attached information for details on the consolidated and unconsolidated results.)

Cautionary Statement with Respect to Forward-Looking Statements

This release contains forward-looking statements that reflect Toyota's plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include: (i) changes in economic conditions affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro and the British pound; (iii) Toyota's ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (iv) changes in the laws, regulations and government policies affecting Toyota's automotive operations, particularly laws, regulations and policies relating to environmental protection, vehicle emissions, vehicle fuel economy and vehicle safety, as well as changes in laws, regulations and government policies affecting Toyota's other operations, including the outcome of future litigation and other legal proceedings; (v) political instability in the markets in which Toyota operates; (vi) Toyota's ability to timely develop and achieve market acceptance of new products; and (vii) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold. A discussion of these and other factors which may affect Toyota's actual results, performance, achievements or financial position is contained in the "Operating and Financial Review and Prospects" and "Information on the Company" sections and elsewhere in Toyota's annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

# # #

Contact: Public Affairs Division at (03) 3817-9150/9158/9161/9170/9174/9179/9195

Highlights of Consolidated Financial Results for FY2002 (April 2001 through March 2002)

(All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

(Billions of yen unless otherwise specified)

	FY2001 (Apr. 2000 through Mar. 2001)	FY2002 (Apr. 2001 through Mar. 2002)	% of change from FY2001	FY2003 Forecast (Apr. 2002 through Mar. 2003)
Vehicle sales (ten thousand units)	552	578	4.7%	598
Net sales	13,424.4	15,106.2	12.5%	
Operating income <Income ratio>	870.1 <6.5%>	1,123.4 <7.4%>	29.1%	
Ordinary income <Income ratio>	972.2 <7.2%>	1,113.5 <7.4%>	14.5%	
Income before income taxes and minority interest in consolidated subsidiaries <Income ratio>	864.1 <6.4%>	1,113.5 <7.4%>	28.9%	
Net income <Income ratio>	471.2 <3.5%>	615.8 <4.1%>	30.7%	
Factors contributing to increases and decreases in operating income		Operating income increased by 253.3 billion yen (Increase) Effects of exchange rate 410.0 changes 260.0 Cost reduction efforts (Decrease) - 90.0 Impact from sales - 326.7 Increases in R&D expenses, labor costs, and IT related expenses, etc.		
Capital investment (excluding leased vehicles)	860.8	940.3		980.0
Depreciation expenses	672.5	699.2		710.0
R&D expenses	479.9	592.5		650.0
Performance evaluation		Increases in sales and ordinary income (Net sales, operating income, ordinary income, income before income taxes and minority interest in consolidated subsidiaries and net income all reached historic highs.)		
Number of employees	215,648	246,702		

Note: The FY2002 accounting period for TMC's consolidated subsidiaries in Europe and other regions, with certain exceptions, covers 15 months due to changes in their fiscal year-end dates. The 12-month figures for FY2002 obtained by multiplying the 15-month figures by 12/15 show that "Vehicle sales", "Capital investment" and "Depreciation expenses" are 554 ten thousand units, 908.8 billion yen and 680.7 billion yen, respectively.

Cautionary Statement with Respect to Forward-Looking Statements

This report contains forward-looking statements that reflect Toyota's plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include: (i) changes in economic conditions affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro and the British pound; (iii) Toyota's ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (iv) changes in the laws, regulations and government policies affecting Toyota's automotive operations, particularly laws, regulations and policies relating to environmental protection, vehicle emissions, vehicle fuel economy and vehicle safety, as well as changes in laws, regulations and government policies affecting Toyota's other operations, including the outcome of future litigation and other legal proceedings; (v) political instability in the markets in which Toyota operates; (vi) Toyota's ability to timely develop and achieve market acceptance of new products; and (vii) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold. A discussion of these and other factors which may affect Toyota's actual results, performance, achievements or financial position is contained in the "Operating and Financial Review and Prospects" and "Information on the Company" sections and elsewhere in Toyota's annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

May 13, 2002

Highlights of Unconsolidated Financial Results for FY 2002 (April 2001 through March 2002)

(All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

(Billions of yen unless otherwise specified)

	FY2001 (Apr. 2000 through Mar. 2001)	FY2002 (Apr.2001 through Mar. 2002)			FY2003 Forecast (Apr.2002 through Mar. 2003)		
		FY2002 Interim (Apr. 2001 through Sep. 2001)		% of change from FY2001	FY2003 Interim (Apr. 2002 through Sep. 2002)		% of change from FY2002
Domestic vehicle production (Thousand units)	3,422	1,644	3,364	- 1.7%	1,580	3,260	- 3.1%
Overseas vehicle production (Thousand units)	1,751	890	1,833	4.6%	1,080	2,150	17.3%
Domestic vehicle sales (Thousand units)	1,816	850	1,720	- 5.3%	810	1,750	1.7%
Exports (Thousand units)	1,704	824	1,708	0.2%	800	1,600	- 6.3%
Houses (Units)	3,596	1,374	3,095	-13.9%	1,500	3,400	9.9%
Net sales	7,903.5	4,011.9	8,284.9	4.8%	4,100.0	8,300.0	0.2%
Domestic	3,767.2	1,767.3	3,544.3	- 5.9%			
Export	4,136.3	2,244.5	4,740.6	14.6%			
Operating income <Income ratio>	506.8 <6.4%>	354.2 <8.8%>	748.9 <9.0%>	47.8%	400.0 <9.8%>	750.0 <9.0%>	0.1%
Ordinary income <Income ratio>	621.7 <7.9%>	347.1 <8.7%>	768.9 <9.3%>	23.7%	400.0 <9.8%>	770.0 <9.3%>	0.1%
Income before income taxes <Income ratio>	562.1 <7.1%>	347.1 <8.7%>	768.9 <9.3%>	36.8%	560.0 <13.7%>	930.0 <11.2%>	21.0%
Net income <Income ratio>	333.5 <4.2%>	203.5 <5.1%>	470.2 <5.7%>	41.0%	330.0 <8.0%>	550.0 <6.6%>	17.0%
Factors contributing to increases and decreases in operating income		Operating income increased by 242.1 billion yen. (Increase) Effects of exchange rate changes 380.0 Cost reduction efforts 220.0 (Decrease) Impact from sales - 140.0 Increases in R&D and IT related expenses, etc. - 217.9			Operating income is expected to increase by 1.1 billion yen. (Increase) Cost reduction efforts 190.0 (Decrease) Impact from sales - 60.0 Increases in R&D and IT related expenses, etc. - 128.9		
Exchange rates	¥110/US$ ¥100/Euro	¥122/US$ ¥108/Euro	¥125/US$ ¥110/Euro		¥125/US$ ¥110/Euro	¥125/US$ ¥110/Euro	
Capital investment	243.8	81.8	257.9		130.0	300.0	
Depreciation expenses	263.9	131.6	254.7		130.0	260.0	
R&D expenses	428.3	226.7	527.3		270.0	580.0	
Interest-bearing debt	514.1	514.7	514.7				
Performance evaluation			Increases in sales and ordinary income				
Number of employees	66,005	65,029	66,820				

- **Cautionary Statement with Respect to Forward-Looking Statements**

This report contains forward-looking statements that reflect Toyota's plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include: (i) changes in economic conditions affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro and the British pound; (iii) Toyota's ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (iv) changes in the laws, regulations and government policies affecting Toyota's automotive operations, particularly laws, regulations and policies relating to environmental protection, vehicle emissions, vehicle fuel economy and vehicle safety, as well as changes in laws, regulations and government policies affecting Toyota's other operations, including the outcome of future litigation and other legal proceedings; (v) political instability in the markets in which Toyota operates; (vi) Toyota's ability to timely develop and achieve market acceptance of new products; and (vii) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold. A discussion of these and other factors which may affect Toyota's actual results, performance, achievements or financial position is contained in the "Operating and Financial Review and Prospects" and "Information on the Company" sections and elsewhere in Toyota's annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

II

FY2002 Consolidated Financial Results

(April 1, 2001 through March 31, 2002)

(All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

English translation from the original Japanese-language document

May 13, 2002

Company name	: **Toyota Motor Corporation**
Stock exchanges on which the shares are listed	: Tokyo, Nagoya, Osaka, Fukuoka and Sapporo Stock Exchanges in Japan
Code number	: 7203
Location of the head office	: Aichi Prefecture
URL	: http://www.toyota.co.jp
Contact person	: Takanori Matsuo, General Manager, Accounting Division Tel. (0565) 28-2121
Date of the meeting of the Board of Directors for FY2002 financial results	: Monday, May 13, 2002
Whether or not to be prepared in accordance with accounting principles generally accepted in the United States	: No

Results of FY2002 (April 1, 2001 through March 31, 2002)

(1) Consolidated financial results

(Amounts less than one million yen are omitted.)

	Net sales		*Operating income*		*Ordinary income*	
	Million yen	%	Million yen	%	Million yen	%
FY2002	**15,106,297**	**(12.5)**	**1,123,470**	**(29.1)**	**1,113,524**	**(14.5)**
FY2001	13,424,423	(4.2)	870,131	(12.1)	972,273	(22.0)

	Net income		Net income per share - basic	Net income per share - diluted	Return on equity	Ratio of ordinary income to total assets	Ratio of ordinary income to net sales
	Million yen	%	Yen	Yen	%	%	%
FY2002	**615,824**	**(30.7)**	**170.69**	**170.69**	**8.5**	**6.0**	**7.4**
FY2001	471,295	(15.9)	127.88	-	6.8	5.7	7.2

Note 1: Equity in earnings of affiliates: FY2002 15,046 million yen, FY2001 36,553 million yen

Note 2: Average number of shares issued and outstanding in each year (consolidated): FY2002 3,607,780,460 shares, FY2001 3,685,399,160 shares

Note 3: Regarding net sales, operating income, ordinary income and net income, the figures in parentheses show percentage of changes from the previous year.

(2) Consolidated financial position

	Total assets	Shareholders' equity	Ratio of shareholders' equity	Shareholders' equity per share
	Million yen	Million yen	%	Yen
FY2002	**19,888,937**	**7,325,072**	**36.8**	**2,059.94**
FY2001	17,519,427	7,114,567	40.6	1,956.57

Note: Number of shares issued and outstanding at the end of each year (consolidated): FY2002 3,555,963,016 shares, FY2001 3,636,237,083 shares

(3) Consolidated cash flows

	From operating activities	From investing activities	From financing activities	Cash and cash equivalents at the end of the year
	Million yen	Million yen	Million yen	Million yen
FY2002	**759,149**	**(954,031)**	**348,005**	**1,688,126**
FY2001	1,108,831	(1,047,074)	(148,930)	1,507,280

(4) Scope of consolidation and equity method

Number of consolidated subsidiaries	564 companies
Number of unconsolidated subsidiaries	-
Number of affiliates	239 companies (including 50 affiliates accounted for under the equity method)

(5) Changes in scope of consolidation and equity method

Consolidated subsidiaries

(increase)	146 companies	Yamanashi Toyopet Co., Ltd., Toyota Corolla Nanshin Co., Ltd., Hino Motors, Ltd., Trinity Industrial Corp., Kuozui Motors Ltd., etc.
(decrease)	27 companies	Toyota Vista Nagasaki Co., Ltd., Taiho Kogyo Co., Ltd., etc.

Affiliates accounted for under the equity method

(increase)	2 companies	Taiho Kogyo Co., Ltd., UMW Toyota Capital Sdn. Bhd.
(decrease)	3 companies	Hino Motors, Ltd., Trinity Industrial Corp., Kuozui Motors Ltd.

FY2002 Unconsolidated Financial Results

(April 1, 2001 through March 31, 2002)

(All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

English translation from the original Japanese-language document

May 13, 2002

Company name	:Toy ota Motor Corporation
Stock exchanges on which the shares are listed	: Tokyo, Nagoya, Osaka, Fukuoka and Sapporo Stock Exchanges in Japan
Code number	: 7203
Location of the head office	: Aichi Prefecture
URL	: http://www.toyota.co.jp
Contact person	: Takanori Matsuo, General Manager, Accounting Division Tel. (0565)28-2121
Date of the meeting of the Board of Directors for FY2002 financial results	: Monday, May 13, 2002
Provision for interim cash dividends	: Provision exists.
Date of the ordinary general meeting of shareholders	: Wednesday, June 26, 2002
Number of shares in unit share system	: 100 shares

1. *Results of FY2002 (April 1, 2001 through March 31, 2002)*

(1) Unconsolidated financial results

(Amounts less than one million yen are omitted.)

	Net sales		Operating income		Ordinary income	
	Million yen	%	Million yen	%	Million yen	%
FY2002	**8,284,968**	**(4.8)**	**748,924**	**(47.8)**	**768,920**	**(23.7)**
FY2001	7,903,580	(6.7)	506,806	(3.0)	621,760	(14.8)

	Net income		Net income per share - basic	Net income per share - diluted	Return on equity	Ratio of ordinary income to total assets	Ratio of ordinary income to net sales
	Million yen	%	Yen	Yen	%	%	%
FY2002	**470,239**	**(41.0)**	**128.56**	**128.56**	**8.3**	**9.2**	**9.3**
FY2001	333,516	(1.3)	89.25	-	6.0	7.7	7.9

Note 1: *Average number of shares issued and outstanding in each year*: FY2002 3,657,658,522 shares, FY2001 3,736,834,802 shares

Note 2: Regarding net sales, operating income, ordinary income and net income, the figures in parentheses show percentage of changes from the previous year.

Note 3: Net income per share for FY2002 is calculated based on the aggregate average number of shares issued and outstanding minus the number of treasury stock in FY2002.

(2) Cash dividends

	Annual cash dividends per share	Interim	Year-end	Total amount of annual cash dividends	Dividends payout ratio	Ratio of total amount of dividends to shareholders' equity
	Yen	Yen	Yen	Million yen	%	%
FY2002	**28.00**	**13.00**	**15.00**	**101,522**	**21.6**	**1.8**
FY2001	25.00	11.00	14.00	92,738	27.8	1.6

(3) Unconsolidated financial position

	Total assets	Shareholders' equity	Ratio of shareholders' equity	Shareholders' equity per share
	Million yen	Million yen	%	Yen
FY2002	**8,467,930**	**5,662,158**	**66.9**	**1,570.26**
FY2001	8,293,450	5,666,247	68.3	1,537.65

Note 1: Number of shares issued and outstanding at the end of each year : FY2002 3,605,864,812 shares, FY2001 3,684,997,492 shares

Note 2: *Number of treasury stock at the end of each year* ; FY2002 44,132,860 shares

Note 3: Shareholders' equity per share in FY2002 is calculated based on the aggregate number of shares issued and outstanding minus the number of treasury stock at the end of FY2002.

FY2002 Unconsolidated Financial Results

(April 1, 2001 through March 31, 2002)

(All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

English translation from the original Japanese-language document

2. Unconsolidated estimate of results of FY2003 (April 1, 2002 through March 31, 2003)

	Net sales	Ordinary income	Net income
	Million yen	Million yen	Million yen
FY2003 interim (for six-month period ending September 30, 2002)	4,100,000	400,000	330,000
FY2003	8,300,000	770,000	550,000

Cautionary Statement with Respect to Forward-Looking Statements

This report contains forward-looking statements that reflect Toyota's plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include: (i) changes in economic conditions affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro and the British pound; (iii) Toyota's ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (iv) changes in the laws, regulations and government policies affecting Toyota's automotive operations, particularly laws, regulations and policies relating to environmental protection, vehicle emissions, vehicle fuel economy and vehicle safety, as well as changes in laws, regulations and government policies affecting Toyota's other operations, including the outcome of future litigation and other legal proceedings; (v) political instability in the markets in which Toyota operates; (vi) Toyota's ability to timely develop and achieve market acceptance of new products; and (vii) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold. A discussion of these and other factors which may affect Toyota's actual results, performance, achievements or financial position is contained in the "Operating and Financial Review and Prospects" and "Information on the Company" sections and elsewhere in Toyota's annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

English translation from the original Japanese-language document

Changes in Members of the Board of Directors

Current titles are indicated in parentheses.

New Candidates for the Board of Directors

Masuji Arai	(General Manager, Body Assembly Engineering Div., Motomachi Plant Production Engineering Dept. General Manager, Body Assembly Engineering Div., Motomachi Plant)
Koichi Ina	(General Manager, Administration Div., Motomachi Plant Overseas Cooperation Dept. General Manager, Motomachi Plant)
Yoshikazu Amano	(General Manager, Corporate IT Div.)
Shinichi Kawashima	(General Manager, Toyopet Channel Div., Toyopet Channel Operations Center)
Kunio Komada	(General Manager, Sales & Marketing Div., Oceania, Middle East & Southwest Asia Operations Center)

Retiring Members from the Board of Directors

Susumu Miyoshi	(Executive Vice President, Member of the Board)
Koji Hasegawa	(Senior Managing Director, Member of the Board)
Akiyoshi Watanabe	(Managing Director, Member of the Board)
Tsutomu Kano	(Director, Member of the Board)
Katsuyuki Kamio	(Director, Member of the Board)

New Candidate for the Board of Corporate Auditors

Hiromu Okabe	(President & C.E.O., Member of the Board, Denso Corporation)

Note : Mr. Hiromu Okabe, new candidate for the Board of Corporate Auditors, satisfies the qualifications of outside corporate auditors as provided in Paragraph 1, Article 18 of "Special Law of the Commercial Code Concerning the Audit, etc. of Joint Stock Corporations".

Planned Changes in the Titles of the Members of the Board of Directors

Senior Managing Director, Member of the Board

Katsuhiro Nakagawa	(Managing Director, Member of the Board)

Managing Directors, Members of the Board

Masatami Takimoto	(Director, Member of the Board)
Akio Toyoda	(Director, Member of the Board)

(Translation)

To Whom It May Concern:

May 13, 2002
Toyota Motor Corporation
(Toyota Jidosha Kabushiki Kaisha)
1, Toyota-cho, Toyota City, Aichi Prefecture

Notice Concerning Stock Option (Share Acquisition Right)

At its meeting held on May 13, 2002, the Board of Directors of Toyota Motor Corporation ("TMC") resolved to propose an agenda asking for authorization to issue share acquisition rights without consideration, for the purpose of granting stock options, pursuant to Article 280-20 and Article 280-21 of the Commercial Code. The proposal will be presented at its FY2002 Ordinary General Shareholders' Meeting to be held on June 26, 2002 and we hereby inform you as follows.

1. Reason for Issue of Share Acquisition Rights without Consideration

   TMC will issue rights ("Share Acquisition Rights") to subscribe for or purchase shares of TMC to directors and employees of TMC and its affiliates in order to enhance enthusiasm and raise morale for improving business performance and thereby contribute to strengthen TMC's international competitiveness.

2. Summary of Terms of Issue of Share Acquisition Rights

   (1) *Class and Number of Shares to be Issued or Transferred upon Exercise of Share Acquisition Rights*

   Up to 2,200,000 shares of common stock of TMC.

   If TMC splits or consolidates the shares, the number of shares to be issued or transferred upon exercise of each Share Acquisition Right shall be adjusted according to the following formula. However, such adjustment shall be made only to those shares with respect to the Share Acquisition Rights remaining unexercised at the relevant time, and any fraction less than one (1) share arising as a result of such adjustment shall be discarded.

$$\text{Number of shares after adjustment} = \text{Number of shares before adjustment} \times \text{Ratio of split (or consolidation)}$$

(2) Total Number of Share Acquisition Rights to be Issued

Up to 22,000 (the number of shares to be issued or transferred upon exercise of one Share Acquisition Right shall be 100; provided, however, that in case the number of shares is adjusted pursuant to (1) above, such adjustment shall prevail.)

(3) Issue Price of Share Acquisition Rights

No consideration shall be paid at the time of issuance of the Share Acquisition Rights.

(4) Amount to be Paid upon Exercise of Share Acquisition Rights

The amount obtained by multiplying the closing price of the TMC's common stock in regular trading on the Tokyo Stock Exchange on August 1, 2002 (if there is no transaction made on that day, then the closing price of the latest date prior to August 1, 2002 on which a transaction was made) by 1.025, and any fraction less than one (1) yen arising therefrom shall be rounded up to the nearest one (1) yen.

If TMC splits or consolidates the shares on or after August 1, 2002, the amount to be paid shall be adjusted according to the following formula, and any fraction less than one (1) yen arising therefrom shall be rounded up to the nearest one (1) yen.

$$\text{Amount to be paid after adjustment} = \text{Amount to be paid before adjustment} \times \frac{1}{\text{Ratio of split (or consolidation)}}$$

In addition, if new shares are issued or treasury stock is sold at a price below the market price on or after August 1, 2002, the amount to be paid shall be adjusted according to the following formula, and any fraction less than one (1) yen arising therefrom shall be rounded up to the nearest one (1) yen. However, no adjustment shall be made in case of the exercise of Share Acquisition Rights, transfer of treasury stock in accordance with a resolution of past Ordinary General Shareholders' Meetings pursuant to Paragraph 2, Article 210-2 of the former Commercial Code or exercise of the outstanding rights to subscribe for new shares.

$$\text{Amount to be paid after adjustment} = \text{Amount to be paid before adjustment} \times \frac{\text{Number of outstanding shares} + \dfrac{\text{Number of shares newly issued} \times \text{Amount to be paid per share}}{\text{Share price before issue of new shares}}}{\text{Number of outstanding shares} + \text{Number of shares increased by issue of new shares}}$$

"Number of outstanding shares" provided for in the above formula does not include the number of shares held by TMC as treasury stock.

(5) Exercise Period of the Share Acquisition Rights

From August 1, 2004 to July 31, 2008

(6) Conditions of Exercise of Share Acquisition Rights

(i) Upon voluntary retirement, age limit retirement, employment transfer or death of a grantee of the Share Acquisition Right, the exercise of such right will be handled as follows:

- In case of voluntary retirement, age limit retirement or employment transfer: the rights granted to the grantee will be exercisable for up to 6 months following his/her voluntary retirement, age limit retirement or employment transfer.
- In case of death: the rights granted to the grantee shall become void at the time of his/her death.

(ii) Other conditions shall be provided for in the contracts to be executed between TMC and the grantees of the Share Acquisition Rights pursuant to the resolution of the Ordinary General Shareholders' Meeting of this year and the resolution of a meeting of the Board of Directors.

(7) Events and Conditions of Cancellation of Share Acquisition Rights

(i) Share Acquisition Rights may be cancelled without consideration upon approval by an Ordinary General Shareholders' Meeting of an agendum on a merger agreement in which TMC is a company to be dissolved, and an agendum on a share exchange agreement or a share transfer by which TMC will become a wholly-owned subsidiary.

(ii) TMC may cancel the Share Acquisition Rights without consideration if the grantee of the Share Acquisition Rights becomes no longer qualified to exercise such rights pursuant to the provision provided for in (i) or (ii) of (6) above.

(8) Restriction on Transfer of Share Acquisition Rights

Transfer of Share Acquisition Rights shall be subject to an approval of the Board of Directors.

(Note) The above resolution shall be conditional upon the agendum "Issue of Share Acquisition Rights without Consideration to Directors and Employees, Etc., of TMC and Its Affiliates" being approved at the FY2002 Ordinary General Meeting of Shareholders scheduled to be held on June 26, 2002.

(Translation)

To Whom It May Concern:

May 13, 2002
Toyota Motor Corporation
(Toyota Jidosha Kabushiki Kaisha)
1, Toyota-cho, Toyota City, Aichi Prefecture

Notice Concerning Repurchase and Cancellation of Shares

(Repurchase of Shares under Article 210 and Cancellation thereof under Article 212 of the Commercial Code)

At its meeting held on May 13, 2002, the Board of Directors of Toyota Motor Corporation ("TMC") resolved to propose an agenda asking for authorization to repurchase its shares under the provision of Article 210 of the Commercial Code at the FY2002 Ordinary General Shareholders' Meeting to be held on June 26, 2002, and to cancel the shares held by TMC as of May 13, 2002 under the provision of Article 212 of the Commercial Code. We hereby inform you as follows.

1. Repurchase of shares

(1) Reasons for repurchase

In order to improve capital efficiency and to implement flexible capital policies in accordance with the business environment.

(2) Type of shares to be repurchased — Shares of common stock of TMC

(3) Aggregate purchase price of shares — Up to JPY 600,000,000,000

(4) Aggregate number of shares to be repurchased — Up to 170,000,000 shares

(Note) The above resolution shall be conditional upon the agendum "Repurchase of Shares" being approved at the FY2002 Ordinary General Meeting of Shareholders scheduled to be held on June 26, 2002.

2. Cancellation of shares

(1) Type of shares to be cancelled	Shares of common stock of TMC
(2) Aggregate number of shares to be cancelled	40,000,000 shares

[Reference]

Number of issued shares of TMC (as of March 31, 2002)	3,649,997,492 shares

FINANCIAL SUMMARY

(All financial Information has been prepared in accordance with accounting principles generally accepted in Japan)

FY2002

(April 1, 2001 through March 31, 2002)

English translation from the original Japanese-language document

TOYOTA MOTOR CORPORATION

Cautionary Statement with Respect to Forward-Looking Statements

This report contains forward-looking statements that reflect Toyota's plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include: (i) changes in economic conditions affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro and the British pound; (iii) Toyota's ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (iv) changes in the laws, regulations and government policies affecting Toyota's automotive operations, particularly laws, regulations and policies relating to environmental protection, vehicle emissions, vehicle fuel economy and vehicle safety, as well as changes in laws, regulations and government policies affecting Toyota's other operations, including the outcome of future litigation and other legal proceedings; (v) political instability in the markets in which Toyota operates; (vi) Toyota's ability to timely develop and achieve market acceptance of new products; and (vii) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold. A discussion of these and other factors which may affect Toyota's actual results, performance, achievements or financial position is contained in the "Operating and Financial Review and Prospects" and "Information on the Company" sections and elsewhere in Toyota's annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

OVERVIEW OF ASSOCIATED COMPANIES

(All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

Toyota Motor Corporation (TMC) and its associated companies (564 subsidiaries and 239 affiliates as of March 31, 2002) are engaged mainly in the automotive business and also in the financial services and other businesses.

The following three business segments correspond to the business segments stated in the "Segment Information".

Automotive:

This business involves the design, manufacturing and sale of passenger cars, recreational vehicles, sport utility vehicles, minivans, trucks, buses and related parts. Automobiles are manufactured mainly by TMC, Hino Motors, Ltd., and Daihatsu Motor Co., Ltd., but a portion of manufacturing is consigned to Toyota Auto Body Co., Ltd. and others. Automobiles are also manufactured by Toyota Motor Manufacturing, Kentucky, Inc. and other companies overseas. Automobile parts are manufactured by TMC, Denso Corporation and others. These products are sold through Tokyo Toyo-Pet Motor Sales Co., Ltd. and other dealers and some sales to certain large customers are made directly by TMC in Japan. Overseas, sales are made through Toyota Motor Sales, U.S.A., Inc. and other distributors and dealers. In addition, Volkswagen vehicles are sold through TMC and some dealers in Japan.

Financial Services:

This business involves the provision of loans and leases to customers and the provision of loans to dealers. Toyota Finance Corporation in Japan and Toyota Motor Credit Corporation and others overseas provide these financial services.

All other:

Other business includes the design, manufacturing and sale of housing, telecommunications and other business. Housing is manufactured by TMC and sold through domestic housing dealers. In addition, Toyota Tsusho Corporation engages in the purchase and sale as well as import and export of various products. The industrial vehicles and logistics system business was transferred to Toyoda Automatic Loom Works, Ltd. (currently Toyota Industries Corporation) on April 1, 2001.



*: Consolidated subsidiaries, **: Companies accounted for under the equity method
Toyota Motor Corporation
Flow of products
Flow of services
*Hino Motors, Ltd.
*Daihatsu Motor Co., Ltd.
Manufacturing companies in Japan
*Toyota Motor Kyushu, Inc. *Toyota Motor Hokkaido, Inc.
*Toyota Auto Body Co., Ltd. *Kanto Auto Works, Ltd.
*Toyoda Boshoku Corporation *Araco Corporation
**Toyota Industries Corporation **Aichi Steel Corporation
**Toyoda Machine Works, Ltd.
**Aisin Seiki Co., Ltd. **Denso Corporation
**Toyoda Gosei Co., Ltd. **Aisin AW Co., Ltd. etc.
Manufacturing companies overseas
*Toyota Motor Manufacturing, Kentucky, Inc.
*Toyota Motor Manufacturing, Indiana, Inc.
*Toyota Motor Manufacturing Canada Inc.
*Toyota Motor Manufacturing (UK) Ltd.
*Toyota Motor Thailand Co., Limited
*Toyota Motor Corporation Australia Ltd.
*Hino Motors (Thailand) Ltd.
**New United Motor Manufacturing, Inc. etc.
Dealers in Japan
*Tokyo Toyota Motor Co., Ltd.
*Tokyo Toyo-Pet Motor Sales Co., Ltd.
*Osaka Toyopet Co., Ltd. *Toyota Tokyo Corolla Co., Ltd.
*Tokyo Hino Motors, Ltd.
*Hyogo Daihatsu Hanbai Co., Ltd. etc.
Distributors overseas
*Toyota Motor Sales, U.S.A., Inc.
*N.V. Toyota Motor Europe, Marketing & Engineering S.A.
*Toyota Deutschland G.m.b.H.
*Toyota (GB) PLC
*Daihatsu Deutschland GmbH. etc.
Financial companies
* Toyota Finance Corporation
* Toyota Motor Credit Corporation etc.
Dealers overseas
Customers

Other major companies include Toyota Motor North America, Inc., which deals with public relations and research activities in North America, Toyota Motor Manufacturing, North America, Inc., which oversees manufacturing companies in North America, Toyota Motor Europe Manufacturing, which oversees manufacturing companies in Europe, and Toyota Financial Services Corporation, which oversees the management of financial companies.

(All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

<Overview of Changes in Major Associated Companies>

For FY2002, the change in our major associated companies is as follows:

(Change in major associated companies)
New consolidated subsidiary:
Hino Motors, Ltd.

Hino Motors, Ltd. issued new shares to TMC. As a result, Hino Motors, Ltd., which was an affiliate accounted for under the equity method, became a consolidated subsidiary of TMC on August 31, 2001.

MANAGEMENT POLICY

(All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

1. Toyota's basic management policy

Toyota Motor Corporation (TMC) holds up the "Guiding Principles at Toyota Motor Corporation" as its basic management policy and believes that efforts to achieve the goals set forth in the principles will lead to an increase in shareholder value. The "Guiding Principles at Toyota Motor Corporation" are as follows:

(1) Honor the language and spirit of the law of every nation and undertake open and fair corporate activities to be a good corporate citizen of the world.
(2) Respect the culture and customs of every nation and contribute to economic and social development through corporate activities in the communities.
(3) Dedicate ourselves to providing clean and safe products and to enhancing the quality of life everywhere through all our activities.
(4) Create and develop advanced technologies and provide outstanding products and services that fulfill the needs of customers worldwide.
(5) Foster a corporate culture that enhances individual creativity and teamwork value, while honoring mutual trust and respect between labor and management.
(6) Pursue growth in harmony with the global community through innovative management.
(7) Work with business partners in research and creation to achieve stable, long-term growth and mutual benefits, while keeping ourselves open to new partnerships.

2. Basic Policy on the Distribution of Profits

TMC positions the benefit of its shareholders as one of its priority management policies and promotes its business aggressively while improving and strengthening its corporate foundations. TMC's basic approach is to continue paying stable dividends, while giving overall consideration to business results and dividends payout ratio etc. Further, with the intent of responding to the expectations of its shareholders, TMC will implement a number of measures, including retiring shares in order to return profits to its shareholders.

Reserves will be utilized to establish a stable, long-term management foundation for making its products more competitive, improving domestic and overseas production and sales structures, and developing new businesses.

3. TMC's medium and long-term management strategy

TMC will seek to become a leading company of the world in the 21st century by utilizing the capabilities of the entire group to the greatest extent possible. First, TMC will implement sales strategies in Japan, North America, Europe, and Asia that match the unique characteristics of each region from a perspective of globalization and will establish the optimal production, procurement, and supply systems that organically link each of these regions. Secondly, with regard to utilization of information technology (IT), TMC will conduct vigorous research and development of cutting-edge information technologies to realize automobile multimedia systems and will promote the further utilization of information in every area including development, procurement, production and sales. Lastly, TMC will take steps to deal with environmental issues. TMC plans to play a leading role in developing environmental technologies indispensable for the 21st century, including further promotion of its highly regarded hybrid systems, and an early launch of fuel cell vehicles independently or, if feasible, through global alliances with other companies.

4. Measures for improvement of corporate management organizations

In addition to general meetings of shareholders, meetings of the Board of Directors, meetings of the Board of Corporate Auditors and auditing of financial statements by certified public accountants and other actions required by law, TMC is taking various measures to ensure a higher level of corporate governance.

Specifically, TMC established a "Committee of Ethics for Corporate Conduct", comprised of executives of the executive vice president level and higher, to evaluate all corporate activities from the viewpoint of legal requirements and corporate ethics. TMC also adopted guidelines to codify the basic attitude and conduct expected of employees. Efforts are being made to ensure employees strictly follow these guidelines. In addition, every year TMC holds a meeting of the International Advisory Board, which is comprised of knowledgeable persons from foreign countries, to provide TMC with advice concerning management strategies in connection with Toyota's globalization initiatives.

Also, TMC continues to provide information on the company to shareholders, investors, and other stakeholders. TMC will continue to ensure a high level of corporate accountability.

5. Policy for the granting of stock options and other incentive plans

Since 1997, TMC has implemented incentive plans by granting stock options to the directors of TMC pursuant to the Commercial Code. Since 2001, TMC has expanded the scope of eligible stock option recipients to newly include senior managers in addition to directors. Together with this change, TMC has also decided to introduce a new incentive plan for the executives of its overseas subsidiaries and affiliated companies.

TMC believes that these incentive plans will further heighten their willingness and motivation to improve business performance in the medium and long-term, enhance international competitiveness and profitability, thereby contribute to increased shareholder value.

BUSINESS RESULTS AND FINANCIAL POSITION

(All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

1. Summary of Consolidated Financial Results of FY2002

(1) Financial Results

During FY2002, the overall Japanese economy continued to experience difficulties as exemplified by continued sluggish consumer spending, although inventory adjustments progressed in the manufacturing industry, showing signs of economic recovery. Meanwhile, overseas, the U.S. economy showed some signs of recovery such as in customer spending, while the European economy further slowed down.

Under these conditions, domestic vehicle sales decreased by 105 thousand units, or 4.6%, to 2,217 thousand units in FY2002 compared with FY2001 due to the stagnant market. However, as a result of the active introduction of new products that met customer needs and the strong sales efforts of domestic dealers, Toyota's market share (excluding minivehicles) achieved 42.2% in FY2002, exceeding 40.0% for the fourth consecutive year. Including minivehicles, the market share was 38.2% in FY2002. Meanwhile, overseas vehicle sales increased by 363 thousand units, or 11.4%, to 3,567 thousand units in FY2002 compared with FY2001, mainly due to the introduction of new products that met customer needs worldwide. As a result, total vehicle sales in Japan and overseas increased by 258 thousand units, or 4.7%, to 5,784 thousand units in FY2002 compared with FY2001.

Net sales increased by 1,681.8 billion yen, or 12.5%, to 15,106.2 billion yen in FY2002 compared with FY2001, and operating income increased by 253.3 billion yen, or 29.1%, to 1,123.4 billion yen in FY2002 compared with FY2001. Factors contributing to the increase in operating income of 670.0 billion yen included the effect of exchange rate changes of 410.0 billion yen and cost reduction efforts of 260.0 billion yen.

On the other hand, factors contributing to the decrease in operating income of 416.7 billion yen included sales impact of 90.0 billion yen and increases in R&D expenses, labor costs and IT related expenses and other factors of 326.7 billion yen. Ordinary income increased by 141.3 billion yen, or 14.5%, to 1,113.5 billion yen in FY2002 compared with FY2001. Net income increased by 144.6 billion yen, or 30.7%, to 615.8 billion yen in FY2002 compared with FY2001.

Net sales, operating income, ordinary income and net income all reached historic highs.

(2) Cash Flows

Cash and cash equivalents in operating activities increased by 759.1 billion yen in FY2002, mainly due to income before income taxes and minority interest in consolidated subsidiaries of 1,113.5 billion yen. Cash flows from operating activities decreased by 349.7 billion yen in FY2002 compared with FY2001, where cash and cash equivalents increased by 1,108.8 billion yen. Cash and cash equivalents in investing activities decreased by 954.0 billion yen in FY2002, mainly due to the payments for acquisition of property, plant and equipment of 961.4 billion yen. Cash flows from investing activities increased by 93.0 billion yen in FY2002 compared with FY2001, where cash and cash equivalents decreased by 1,047.0 billion yen. Cash and cash equivalents in financing activities increased by 348.0 billion yen in FY2002, mainly due to the proceeds from issuance of bonds by financial companies of 1,493.8 billion yen. Cash flows from financing activities increased by 496.9 billion yen in FY2002 compared with FY2001, where cash and cash equivalents decreased by 148.9 billion yen. After consideration of the effect of exchange rate changes and other factors, cash and cash equivalents increased by 180.8 billion yen, or 12.0%, to 1,688.1 billion yen at the end of FY2002 compared with the end of FY2001.

Regarding the consolidated cash flows by segment for FY2002, in non-financial services business, cash and cash equivalents provided by operating activities increased by 1,343.0 billion yen, cash and cash equivalents used in investing activities decreased by 797.8 billion yen and cash and cash equivalents provided by financing activities decreased by 475.8 billion yen. Meanwhile, in the financial services business, cash and cash equivalents provided by operating activities decreased by 569.9 billion yen, cash and cash equivalents used in investing activities decreased by 329.7 billion yen and cash and cash equivalents provided by financing activities increased by 983.4 billion yen.

(All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

2. Consolidated financial results of FY2002 by segment

(1) Business Segment

Automotive:

Net sales of the automotive segment increased by 1,969.9 billion yen, or 16.5%, to 13,909.9 billion yen in FY2002 compared with FY2001, and operating income increased by 265.4 billion yen, or 32.7%, to 1,078.0 billion yen in FY2002 compared with FY2001. The increase in operating income was due to the depreciation of the yen against the U.S. dollar and other currencies, increased vehicle sales overseas and cost reduction efforts made by TMC and its subsidiaries, despite increases in R&D expenses, labor costs, IT related expenses and other expenses.

Financial services:

Net sales of the financial services segment increased by 128.8 billion yen, or 22.8%, to 693.3 billion yen in FY2002 compared with FY2001, and operating income increased by 37.5 billion yen, or 120.8%, to 68.6 billion yen in FY2002 compared with FY2001. The increase in operating income was mainly due to increase in outstanding loan balances and higher interest margins in financings in North America.

All other:

Although net sales of all other operations decreased by 346.0 billion yen, or 29.7%, to 819.4 billion yen in FY2002 compared with FY2001, operating loss decreased by 1.1 billion yen to 0.9 billion yen in FY2002 compared with FY2001. The decrease in operating loss was mainly due to the reduction in expenses relating to the initial investment in ITS (Intelligent Transport Systems), despite factors such as the exclusion of IDO Corporation (currently KDDI Corporation) from the scope of consolidation in the second half of FY2001 and the transfer of TMC's industrial vehicles and logistics system business to Toyoda Automatic Loom Works, Ltd. (currently Toyota Industries Corporation) in FY2002.

(2) Geographical Segment

Japan:

Net sales in Japan increased by 477.7 billion yen, or 4.8%, to 10,533.7 billion yen in FY2002 compared with FY2001, and operating income increased by 200.0 billion yen, or 29.8%, to 870.3 billion yen in FY2002 compared with FY2001. The increase in operating income was due to the depreciation of the yen against the U.S. dollar and other currencies as well as cost reduction efforts made by TMC and its subsidiaries, despite increases in R&D expenses, labor costs, IT related expenses and other expenses.

North America:

Net sales in North America increased by 867.5 billion yen, or 17.5%, to 5,832.3 billion yen in FY2002 compared with FY2001, and operating income increased by 59.8 billion yen, or 29.1%, to 265.6 billion yen in FY2002 compared with FY2001. The increase in operating income was due to increased profits in the financial business by higher interest margins for financings, increase in production units at the plant in Indiana, U.S.A., as well as increase in the number of vehicles sold.

Europe:

Net sales in Europe increased by 547.4 billion yen, or 52.3%, to 1,594.4 billion yen in FY2002 compared with FY2001, and operating loss decreased by 10.6 billion yen to 12.4 billion yen in FY2002 compared with FY2001. The decrease in operating loss was due to an increase in the number of vehicles sold and other factors.

The FY2002 accounting period for TMC's subsidiaries, with certain exceptions, covers 15 months because of changes in their fiscal year-end dates from December 31 to March 31. When compared to the FY2001 figures, the 12-month figures for FY2002 obtained by multiplying the 15-month figures by 12/15 show that the number of vehicles sold increased by 36,057, or 5.2%, to 727,192, net sales increased by 228.6 billion yen, or 21.8%, to 1,275.6 billion yen, and operating loss decreased by 13.1 billion yen to 9.9 billion yen.

Other:

Net sales in other regions increased by 457.7 billion yen, or 48.5%, to 1,400.4 billion yen in FY2002 compared with FY2001, and operating income increased by 9.9 billion yen, or 101.3%, to 19.7 billion yen in FY2002 compared with FY2001 mainly due to an increase in the number of vehicles sold and other factors.

The FY2002 accounting period for TMC's subsidiaries, with certain exceptions, covers 15 months because of changes in their fiscal year-end dates from December 31 to March 31. When compared to the FY2001 figures, the 12-month figures for FY2002 obtained by multiplying the 15-month figures by 12/15 show that the number of vehicles sold increased by 39,074, or 5.0%, to 818,395, net sales increased by 177.6 billion yen, or 18.8%, to 1,120.3 billion yen, and operating income increased by 6.0 billion yen, or 61.0%, to 15.8 billion yen.

3. Distribution of Profits for FY2002

Regarding the dividends for FY2002, the interim dividend declared in November 2001 was increased by 2 yen to 13 yen per share. The year-end dividend is scheduled to be increased by 1 yen to 15 yen per share, for a total of 28 yen per share, 3 yen higher than FY2001, on an annual basis. Accordingly, the dividends payout ratio for FY2002 is 21.6%.

In addition, during FY2002 TMC retired 35 million shares in the amount of 129,218 million yen in order to return profits to its shareholders.

4. Others

(1) Litigation in the United States

On July 12, 1999, the U.S. Department of Justice, acting on behalf of the U.S. Environmental Protection Agency, filed a lawsuit against Toyota Motor Sales U.S.A., Inc., a consolidated subsidiary of TMC (on November 22, 1999, TMC and Toyota Technical Center U.S.A., Inc. Corp., a consolidated subsidiary of TMC, were added as defendants) for alleged defects in the fuel evaporative emission leak monitors installed on approximately 2.2 million 1996 - 1998 model year vehicles sold by TMC in the U.S. in violation of the Clean Air Act.

The Environmental Protection Agency and the Department of Justice are seeking the payment of fines and an injunction of sales of new 1996 - 1998 model year vehicles that are not in compliance with applicable federal regulations. In addition, they are also seeking TMC to take appropriate measures to remedy the alleged non-compliance with the Clean Air Act and civil penalties of up to US$27,500 per vehicle previously sold in violation of that Act.

The lawsuit is currently in the document production phase as part of discovery procedures, but the discovery deadline has been extended several times at the request of the U.S. government. The current deadline is August 2002. TMC cannot predict the timetable on which this lawsuit will proceed. TMC believes that it is in possession of materials that refute the allegations of the U.S. government and intends to present a vigorous defense.

(2) Return of the substituted portion of the Employee Pension Fund to the government

In conjunction with enforcement of the Defined Benefit Enterprise Pension Plan Law, TMC and some of its domestic consolidated subsidiaries and domestic affiliates accounted for under the equity method received approval from the Minister of Health, Labor and Welfare for exemption from the obligation of the future benefit payment regarding substituted portion of the employee pension funds. (TMC received approval on April 1, 2002)

TMC and some of its domestic consolidated subsidiaries and domestic affiliates accounted for under the equity method applied the transitional treatment specified on paragraph 47-2 of the "Practical Guidelines of Accounting for Retirement Benefits (Interim Report)", Accounting Committee Report No.13 issued by the Japanese Institute of Certified Public Accountants, and recognize an extinguishment of retirement benefit obligation with respect to such substituted portion as of the date of the approval.

As a result, TMC anticipates to account for the impact of 187,027 million yen (forecast) as the extraordinary gain and equity in earnings of affiliates in its consolidated statements of income for the fiscal year ending at March 31, 2003.

TMC also anticipates to account for the impact of 162,457 million yen (forecast) as the extraordinary gain in its unconsolidated statements of income for the fiscal year ending at March 31, 2003.

CONSOLIDATED PRODUCTION AND SALES

(All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

1. Production

(Units)

			FY2002 (April 2001 through March 2002)	FY2001 (April 2000 through March 2001)	Increase (Decrease)
Vehicles (new)	Japan		4,029,259	4,097,704	(68,445)
		North America	792,526	807,253	(14,727)
		Europe	308,914	176,320	132,594
		Others	273,517	193,936	79,581
	Overseas total		1,374,957	1,177,509	197,448
	Total		**5,404,216**	**5,275,213**	**129,003**
Houses (Japan)			**3,095**	**3,600**	**(505)**

Note: The total production of vehicles (new) includes Daihatsu brand vehicles (including OEM production) of 638,091 units in FY2002 and 675,390 units in FY2001, and Hino brand vehicles (including OEM production) of 27,159 units in FY2002 (produced in the latter half of FY2002).
Annual production of Hino brand vehicles (including OEM production) during the period April 2001 through March 2002 was 52,965 units.

2. Sales (by destination)

(Units)

			FY2002 (April 2001 through March 2002)	FY2001 (April 2000 through March 2001)	Increase (Decrease)
Vehicles (new)	Japan		2,217,002	2,322,838	(105,836)
		North America	1,780,133	1,733,569	46,564
		Europe	866,351	691,135	175,216
		Others	921,431	779,321	142,110
	Overseas total		3,567,915	3,204,025	363,890
	Total		**5,784,917**	**5,526,863**	**258,054**
Houses(Japan)			**3,685**	**3,666**	**19**

Note1: The total sales of vehicles (new) includes Daihatsu brand vehicles of 573,543 units in FY2002, and 605,444 units in FY2001, and Hino brand vehicles of 29,305 units in FY2002 (sales for the latter half of FY2002).
Annual sales of Hino brand vehicles during the period April 2001 through March 2002 was 55,467 units.

Note2: The industrial vehicles and logistics system business was transferred to Toyoda Automatic Loom Works, Ltd. (currently Toyota Industries Corporation) on April 1, 2001. Therefore, sales of industrial vehicles is not included in the table. The total sales of industrial vehicles in FY2001 was 78,750 units.

BREAKDOWN OF CONSOLIDATED NET SALES

(All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

(Million yen; amounts less than one million yen are omitted.)

	FY2002 (April 2001 through March 2002)	FY2001 (April 2000 through March 2001)	Increase (Decrease)
Vehicles	11,858,751	10,210,930	1,647,821
Parts & components for overseas production	194,531	215,275	(20,744)
Parts	947,876	796,092	151,784
Others	856,858	707,854	149,004
Total Automotive	**13,858,017**	**11,930,152**	**1,927,865**
Financial services	676,723	549,137	127,586
Housing	83,570	85,417	(1,847)
Telecommunications	63,185	296,445	(233,260)
Others	424,801	563,270	(138,469)
Total	**15,106,297**	**13,424,423**	**1,681,874**

Note 1: The amounts above are net sales to external customers.
Note 2: The industrial vehicles and logistics system business was transferred to Toyoda Automatic Loom Works, Ltd. (currently Toyota Industries Corporation) on April 1, 2001. Therefore, net sales of this business is included in "Others". Net sales of this business included in "Others" is 208,971 million yen in FY2001.

CONSOLIDATED STATEMENTS OF INCOME

(All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

(Million yen; amounts less than one million yen are omitted.)

	FY2002 (April 2001 through March 2002)	FY2001 (April 2000 through March 2001)	Increase (Decrease)
Net sales	**15,106,297**	**13,424,423**	**1,681,874**
Cost of sales	11,518,782	10,407,419	1,111,363
Selling, general and administrative expenses	2,464,044	2,146,872	317,172
Operating income	**1,123,470**	**870,131**	**253,339**
Non-operating income	244,111	305,333	(61,222)
Interest income	*46,958*	*59,168*	*(12,210)*
Dividend income	*8,691*	*11,109*	*(2,418)*
Equity in earnings of affiliates	*15,046*	*36,553*	*(21,507)*
Other non-operating income	*173,415*	*198,501*	*(25,086)*
Non-operating expenses	254,057	203,191	50,866
Interest expenses	*31,990*	*40,357*	*(8,367)*
Other non-operating expenses	*222,067*	*162,833*	*59,234*
Ordinary income	**1,113,524**	**972,273**	**141,251**
Extraordinary gains	-	265,023	(265,023)
Gains on disposal of securities to establish retirement benefit trust	-	*265,023*	*(265,023)*
Extraordinary losses	-	373,167	(373,167)
Retirement benefit expenses resulting from the adoption of the accounting standards for retirement benefits	-	*373,167*	*(373,167)*
Income before income taxes and minority interest in consolidated subsidiaries	**1,113,524**	**864,129**	**249,395**
Income taxes - current	591,327	493,483	97,844
Income taxes - deferred	(111,169)	(115,445)	4,276
Minority interest in consolidated subsidiaries	17,541	14,795	2,746
Net income	**615,824**	**471,295**	**144,529**

CONSOLIDATED BALANCE SHEETS

(All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

(Million yen; amounts less than one million yen are omitted.)

	FY2002 (As of March 31, 2002)	FY2001 (As of March 31, 2001)	Increase (Decrease)
Assets			
Current assets	**10,410,966**	**8,679,097**	**1,731,869**
Cash and deposits	707,233	1,019,217	(311,984)
Trade notes and accounts receivable	1,561,623	1,363,370	198,253
Marketable securities	1,605,460	1,033,782	571,678
Inventories	1,022,718	918,806	103,912
Installment credit from dealers	3,334,357	2,498,748	835,609
Short-term loans	1,192,054	1,100,560	91,494
Deferred income taxes	379,668	317,145	62,523
Other current assets	718,693	494,402	224,291
Less: allowance for doubtful accounts	(110,843)	(66,936)	(43,907)
Fixed assets	**9,477,970**	**8,840,329**	**637,641**
Property, plant and equipment	**5,437,777**	**4,745,558**	**692,219**
Buildings and structures	1,230,871	1,092,742	138,129
Machinery and equipment	1,179,305	1,037,785	141,520
Vehicles and delivery equipment	1,269,275	1,173,595	95,680
Land	1,070,869	884,570	186,299
Construction in progress	270,497	176,651	93,846
Other property, plant and equipment	416,958	380,212	36,746
Intangible fixed assets	**4,328**	**9,705**	**(5,377)**
Investments and other assets	**4,035,865**	**4,085,066**	**(49,201)**
Investments in securities	2,642,122	3,089,614	(447,492)
Long-term loans	796,349	669,018	127,331
Deferred income taxes	465,193	257,788	207,405
Other investments and other assets	159,450	81,439	78,011
Less: allowance for doubtful accounts	(27,251)	(12,794)	(14,457)
Total assets	**19,888,937**	**17,519,427**	**2,369,510**

(All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

(Million yen; amounts less than one million yen are omitted.)

	FY2002 (As of March 31, 2002)	FY2001 (As of March 31, 2001)	Increase (Decrease)
Liabilities			
Current liabilities	**7,183,071**	**5,968,677**	**1,214,394**
Trade notes and accounts payable	1,483,170	1,315,967	167,203
Current portion of bonds	1,020,930	613,514	407,416
Short-term borrowings	1,104,365	800,651	303,714
Accrued expenses and other accounts payable	1,433,216	1,367,116	66,100
Income taxes payable	339,304	264,247	75,057
Deferred income taxes	1,769	4,458	(2,689)
Other current liabilities	1,800,314	1,602,721	197,593
Long-term liabilities	**4,916,572**	**4,093,042**	**823,530**
Bonds	3,132,372	2,582,837	549,535
Convertible debentures	13,308	13,308	-
Long-term borrowings	481,007	450,787	30,220
Deferred income taxes	398,273	274,542	123,731
Allowance for retirement benefits	769,714	687,438	82,276
Other long-term liabilities	121,897	84,128	37,769
Total liabilities	**12,099,644**	**10,061,719**	**2,037,925**
Minority interest in consolidated subsidiaries	**464,220**	**343,140**	**121,080**
Shareholders' equity			
Common stock	**397,049**	**397,049**	**-**
Capital surplus	**415,150**	**415,150**	**-**
Retained earnings	**6,527,956**	**6,162,656**	**365,300**
Net unrealized gains on other securities	**152,809**	**286,540**	**(133,731)**
Translation adjustments	**22,855**	**(115,196)**	**138,051**
Less: treasury stock	**(157,766)**	**(4,875)**	**(152,891)**
Less: common stock of the Parent held by consolidated subsidiaries	**(32,983)**	**(26,757)**	**(6,226)**
Total shareholders' equity	**7,325,072**	**7,114,567**	**210,505**
Total liabilities and shareholders' equity	**19,888,937**	**17,519,427**	**2,369,510**

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

(All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

(Million yen; amounts less than one million yen are omitted.)

	FY2002 (April 2001 through March 2002)	FY2001 (April 2000 through March 2001)	Increase (Decrease)
Retained earnings at beginning of year	**6,162,656**	**6,014,125**	**148,531**
Increases in retained earnings	**-**	**31,423**	**(31,423)**
Increase resulting from increase in consolidated subsidiaries	-	1,507	(1,507)
Increase resulting from decrease in consolidated subsidiaries	-	28,359	(28,359)
Increase resulting from increase in affiliates accounted for under the equity method	-	317	(317)
Increase resulting from state government subsidies to consolidated subsidiaries	-	1,239	(1,239)
Decreases in retained earnings	**250,524**	**354,187**	**(103,663)**
Dividends	98,638	88,625	10,013
Bonuses to directors and corporate auditors	2,050	1,966	84
Decrease resulting from increase in consolidated subsidiaries	16,742	-	16,742
Decrease resulting from decrease in consolidated subsidiaries	3,874	-	3,874
Decrease resulting from share repurchase and retirement by the parent company	129,218	263,595	(134,377)
Net income	**615,824**	**471,295**	**144,529**
Retained earnings at end of year	**6,527,958**	**6,162,656**	**365,300**

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

(Million yen; amounts less than one million yen are omitted.)

	FY2002 (April 2001 through March 2002)	FY2001 (April 2000 through March 2001)
Cash flows from operating activities		
Income before income taxes and minority interest in consolidated subsidiaries	1,113,524	864,129
Depreciation expenses	803,607	749,752
Losses on disposal of fixed assets	52,637	30,015
Increase in allowance for retirement benefits	131,187	195,679
Interest and dividend income	(55,649)	(70,278)
Interest expenses	31,990	40,357
Equity in earnings of affiliates	(15,046)	(36,553)
Increase in trade notes and accounts receivable	(583,422)	(243,129)
Increase in loans receivable of consolidated financial subsidiaries	(91,321)	(245,068)
Decrease (increase) in inventories	11,512	(58,894)
Increase in trade notes and accounts payable	14,686	7,020
Others	(174,576)	180,045
Subtotal	1,239,130	1,413,074
Interest and dividends received	68,454	83,105
Interest paid	(31,475)	(41,021)
Income taxes paid	(516,959)	(346,328)
Cash flows from operating activities	759,149	1,108,831
Cash flows from investing activities		
Net decrease in time deposits	34,828	47,990
Payments for purchase of marketable securities and investments in securities	(667,893)	(1,019,352)
Proceeds from sales of marketable securities and investments in securities	159,139	248,052
Proceeds from redemption of marketable securities and investments in securities	604,080	597,725
Payments for acquisition of property, plant and equipment (excluding vehicles for lease)	(961,402)	(818,795)
Payments for acquisition of vehicles for lease	(566,690)	(398,486)
Proceeds from sales of property, plant and equipment (excluding vehicles for lease)	65,119	64,338
Proceeds from sales of vehicles for lease	408,422	338,069
Others	(29,635)	(106,616)
Cash flows from investing activities	(954,031)	(1,047,074)
Cash flows from financing activities		
Net increase (decrease) in short-term borrowings	26,112	(14,137)
Net increase in commercial papers	78,331	38,707
Proceeds from origination of long-term borrowings	261,823	393,135
Payments for repayment of long-term borrowings	(293,559)	(296,452)
Proceeds from issuance of bonds	1,493,896	676,959
Payments for redemption of bonds	(830,294)	(628,416)
Payments for repurchase of treasury stocks	(282,849)	(263,595)
Dividends paid	(98,638)	(88,625)
Others	(6,818)	33,495
Cash flows from financing activities	348,005	(148,930)
Effect of exchange rate changes on cash and cash equivalents	32,375	38,963
Net increase (decrease) in cash and cash equivalents	185,499	(48,209)
Cash and cash equivalents at beginning of year	1,507,280	1,559,732
Decrease in cash and cash equivalents due to change in scope of consolidated subsidiaries	(4,654)	(4,242)
Cash and cash equivalents at end of year	1,688,126	1,507,280

Note: In the Consolidated Statements of Cash Flows, cash and cash equivalents include cash on hand, bank deposits that can be withdrawn at any time and short-term investments that can be converted into cash at any time, carry minimal risk of change in value and have a redemption period of three months or less.

SIGNIFICANT ACCOUNTING POLICIES

(All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

1. Valuation of securities:
   Securities are principally evaluated on the following basis
   Other securities with fair value:
   Stated at fair value based on market prices, etc. at end of year.
   (Both unrealized gains and losses are included in "Net unrealized gains on other securities", a component of shareholders' equity; cost of sales is determined using the moving average method.)
   Other securities not practicable to fair value:
   Stated at cost determined using the moving average method

2. Valuation of derivatives:
   Principally stated at fair value

3. Valuation of money trusts for trading purposes:
   Stated at fair value

4. Valuation of inventories:
   TMC and domestic consolidated subsidiaries:
   Principally stated at cost, as determined using the periodic average method or the specific identification method
   Overseas consolidated subsidiaries:
   Principally stated at the lower of cost or market value based on the following: the specific identification method, first-in-first-out method or last-in-first-out method

5. Depreciation of property, plant and equipment:
   TMC and domestic consolidated subsidiaries:
   Principally computed using the declining balance method
   Overseas consolidated subsidiaries:
   Principally computed using the straight-line method

6. Amortization of intangible fixed assets:
   Computed using the straight-line method

7. Significant reserves:
   Allowance for doubtful accounts:
   TMC: To prepare for losses from bad debt, allowance for doubtful accounts is provided in an amount equivalent to the maximum limit deductible for tax purposes which is determined by the Corporation Tax Laws or an amount determined by considering the collectibility of receivable
   Consolidated subsidiaries:
   Principally computed based on the maximum limit deductible for tax purposes which is determined by the Corporation Tax Laws or the historical loss experience
   Allowance for employee bonus:
   To provide for employee bonuses, some of the consolidated subsidiaries accrue part of the estimated bonus payments for the next year which are attributed to the current year
   Allowance for retirement benefits:
   Principally to provide for the retirement benefits for employees, including those already retired, allowance for retirement benefits is stated based on estimated retirement benefit obligations and estimated pension assets at the end of the year.

8. Consumption taxes:
   Computed based on the net-of-tax method

NOTES TO CONSOLIDATED BALANCE SHEETS

(All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

1. Accumulated depreciation of property, plant and equipment 7,771,307million yen

2. Leased assets (as a lessor) of 1,153,861 million yen are included in "Vehicles and delivery equipment"

3. Assets pledged as collateral and secured liability

Assets pledged as collateral	Notes receivable	894 million yen
	Installment credit from dealers	138,102 million yen
	Buildings and structures	67,535 million yen
	Machinery and equipment	18,032 million yen
	Land	95,283 million yen
	Others	22,129 million yen
Secured liability	Short-term borrowings	170,453 million yen
	Long-term borrowings	72,465 million yen
	Bonds	138,602 million yen

4. Liabilities for guarantees 808,695 million yen

5. Trade notes receivable discounted 7,109 million yen
 Trade notes receivable endorsed 61 million yen

NOTES TO CONSOLIDATED STATEMENTS OF INCOME

(All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

R&D expenses included in general and administrative expenses and manufacturing costs
592,523 million yen

NOTES TO CONSOLIDATED STATEMENTS OF CASH FLOWS

(All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

Reconciliation of cash and cash equivalents and accounts on the consolidated balance sheet at the end of FY2002.

Cash and deposits	707,233	million yen
Marketable securities	1,605,460	million yen
Total	2,312,694	million yen
Time deposits, bonds and others with original maturity exceeding a three-month period	(624,568)	million yen
Cash and cash equivalents	1,688,126	million yen

SEGMENT INFORMATION

(All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

1. Business Segment Information

(1) FY2002 (April 2001 through March 2002)

(Million yen; amounts less than one million yen are omitted.)

	Automotive	Financial services	All other	Total	Elimination and/or unallocated assets	Consolidated
Net sales						
(1) Sales to external customers	13,858,017	676,723	571,557	15,106,297	-	15,106,297
(2) Inter-segment sales and transfers	51,908	16,662	247,912	316,483	(316,483)	-
Total	13,909,926	693,385	819,470	15,422,781	(316,483)	15,106,297
Operating expenses	12,831,828	624,727	820,367	14,276,922	(294,095)	13,982,827
Operating income	1,078,097	68,657	(896)	1,145,858	(22,387)	1,123,470
Assets	9,458,096	7,069,278	778,650	17,306,025	2,582,911	19,888,937
Depreciation expenses	681,049	102,098	20,460	803,607	-	803,607
Capital expenditure	989,445	478,589	40,736	1,508,771	-	1,508,771

(2) FY2001 (April 2000 through March 2001)

(Million yen; amounts less than one million yen are omitted.)

	Automotive	Financial services	All other	Total	Elimination and/or unallocated assets	Consolidated
Net sales						
(1) Sales to external customers	11,930,152	549,137	945,133	13,424,423	-	13,424,423
(2) Inter-segment sales and transfers	9,851	15,386	220,375	245,613	(245,613)	-
Total	11,940,004	564,524	1,165,509	13,670,037	(245,613)	13,424,423
Operating expenses	11,127,394	533,426	1,167,475	12,828,296	(274,004)	12,554,292
Operating Income	812,609	31,098	(1,966)	841,741	28,390	870,131
Assets	8,305,599	5,666,584	836,573	14,808,757	2,710,670	17,519,427
Depreciation expenses	630,986	74,334	44,431	749,752	-	749,752
Capital expenditure	842,138	305,170	115,172	1,262,481	-	1,262,481

Note: Unallocated corporate assets included in "Elimination and/or unallocated assets" for FY2002 and FY2001 are 3,016,176 million yen and 3,063,498 million yen, respectively, and consist primarily of funds such as cash and deposits, marketable securities and portion of investments in securities of TMC.

(All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

2. Consolidated Financial Statements as Classified into Non-Financial Services Business and Financial Services Business

(1) Consolidated Statements of Income as Classified into Non-Financial Services Business and Financial Services Business

(Million yen; amounts less than one million yen are omitted.)

	FY2002 (April 2001 through March 2002)	FY2001 (April 2000 through March 2001)	Increase (Decrease)
(Non-financial services)			
Net sales	14,471,837	12,876,371	1,595,466
Cost of sales	11,113,753	10,022,605	1,091,148
Selling, general and administrative expenses	2,273,530	2,032,764	240,766
Operating income	1,084,553	821,000	263,553
Non-operating income	277,011	305,387	(28,376)
Non-operating expenses	253,468	212,390	41,078
Ordinary income	1,108,096	913,997	194,099
Extraordinary gains	-	265,023	(265,023)
Gains on disposal of securities to establish retirement benefit trust	-	*265,023*	*(265,023)*
Extraordinary losses	-	373,135	(373,135)
Retirement benefit expenses resulting from the adoption of the accounting standards for retirement benefits	-	*373,135*	*(373,135)*
Income before income taxes and minority interest in consolidated subsidiaries	1,108,096	805,884	302,212
Income taxes	475,184	352,772	122,412
Minority interest in consolidated subsidiaries	16,763	14,539	2,224
Net income	616,147	438,573	177,574
(Financial services)			
Net sales	693,385	564,524	128,861
Cost of sales	433,085	414,672	18,413
Selling, general and administrative expenses	191,641	118,753	72,888
Operating income	68,657	31,098	37,559
Non-operating income	6,313	5,203	1,110
Non-operating expenses	53,539	7,669	45,870
Ordinary income	21,431	28,631	(7,200)
Extraordinary gains	-	-	-
Gains on disposal of securities to establish retirement benefit trust	-	-	-
Extraordinary losses	-	31	(31)
Retirement benefit expenses resulting from the adoption of the accounting standards for retirement benefits	-	*31*	*(31)*
Income before income taxes and minority interest in consolidated subsidiaries	21,431	28,599	(7,168)
Income taxes	13,855	13,284	571
Minority interest in consolidated subsidiaries	810	347	463
Net income	6,765	14,967	(8,202)
(Elimination)			
Elimination of net income	(7,088)	17,754	(24,842)
(Consolidated)			
Net income	615,824	471,295	144,529

(All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

(2) Consolidated Balance Sheets as Classified into Non-Financial Services Business and Financial Services Business

(Million yen; amounts less than one million yen are omitted.)

	FY2002 (As of March 31,2002)	FY2001 (As of March 31,2001)	Increase (Decrease)
Assets			
(Non-financial services)			
Current assets	5,857,335	5,210,086	647,249
Cash and deposits	549,398	969,063	(419,665)
Trade notes and accounts receivable	1,572,060	1,346,126	225,934
Marketable securities	1,601,256	1,017,143	584,113
Inventories	1,022,718	916,009	106,709
Other current assets, etc.	1,111,902	961,743	150,159
Fixed assets	7,663,886	7,174,213	489,673
Property, plant and equipment	4,353,811	3,767,998	585,813
Intangible fixed assets	-	5,437	(5,437)
Investments and other assets	3,310,074	3,400,777	(90,703)
Investments in securities	2,389,376	2,801,715	(412,339)
Long-term loans	399,349	278,022	121,327
Other investments and other assets, etc.	521,349	321,039	200,310
Total	13,521,221	12,384,300	1,136,921
(Financial services)			
Current assets	5,011,868	3,849,899	1,161,969
Cash and deposits	157,835	50,154	107,681
Marketable securities	4,204	16,638	(12,434)
Installment credit from dealers	3,214,276	2,405,090	809,186
Other current assets, etc.	1,635,551	1,378,014	257,537
Fixed assets	2,057,410	1,816,684	240,726
Property, plant and equipment	1,083,966	977,562	106,404
Intangible fixed assets	4,328	4,267	61
Investments and other assets	969,115	834,854	134,261
Investments in securities	252,746	287,899	(35,153)
Long-term loans	640,907	541,257	99,650
Other investments and other assets, etc.	75,461	5,697	69,764
Total	7,069,278	5,666,584	1,402,694
(Elimination)			
Elimination of assets	(701,563)	(531,456)	(170,107)
(Consolidated)			
Total assets	19,888,937	17,519,427	2,369,510

Note: Assets in the non-financial services include unallocated corporate assets.

(All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

(Million yen; amounts less than one million yen are omitted.)

	FY2002 (As of March 31,2002)	FY2001 (As of March 31,2001)	Increase (Decrease)
Liabilities			
(Non-financial services)			
Current liabilities	4,583,985	3,904,656	679,329
Trade notes and accounts payable	1,475,934	1,274,619	201,315
Current portion of bonds	154,150	-	154,150
Short-term borrowings	922,792	676,180	246,612
Accrued expenses and other accounts payable	1,305,518	1,252,411	53,107
Income taxes payable	333,171	259,625	73,546
Other current liabilities, etc.	392,418	441,819	(49,401)
Long-term liabilities	1,620,829	1,507,659	113,170
Bonds and convertible debentures	413,808	527,858	(114,050)
Long-term borrowings	255,928	216,689	39,239
Other long-term liabilities, etc.	951,092	763,111	187,981
Total	6,204,815	5,412,316	792,499
(Financial services)			
Current liabilities	3,049,099	2,442,022	607,077
Current portion of bonds	866,780	613,514	253,266
Short-term borrowings	605,697	481,361	124,336
Accrued expenses and other accounts payable	151,310	122,554	28,756
Income taxes payable	6,133	4,622	1,511
Other current liabilities, etc.	1,419,176	1,219,970	199,206
Long-term liabilities	3,548,381	2,740,013	808,368
Bonds	2,731,872	2,068,287	663,585
Long-term borrowings	477,716	388,728	88,988
Other long-term liabilities, etc.	338,792	282,997	55,795
Total	6,597,481	5,182,036	1,415,445
(Elimination)			
Elimination of liabilities	(702,652)	(532,632)	(170,020)
(Consolidated)			
Total liabilities	12,099,644	10,061,719	2,037,925
(Consolidated)			
Minority interest in consolidated subsidiaries	464,220	343,140	121,080
Shareholders' equity			
(Consolidated)			
Common stock	397,049	397,049	-
Capital surplus	415,150	415,150	-
Retained earnings	6,527,956	6,162,656	365,300
Net unrealized gains on other securities	152,809	286,540	(133,731)
Translation adjustments	22,855	(115,196)	138,051
Less: treasury stock	(157,766)	(4,875)	(152,891)
Less: common stock of the Parent held by consolidated subsidiaries	(32,983)	(26,757)	(6,226)
Total shareholders' equity	7,325,072	7,114,567	210,505
(Consolidated)			
Total liabilities and shareholders' equity	19,888,937	17,519,427	2,369,510

(All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

(3) Consolidated Statements of Cash Flows as Classified into Non-Financial Services Business and Financial Services Business

(Million yen; amounts less than one million yen are omitted.)

	FY2002 (April 2001 through March 2002)	FY2001 (April 2000 through March 2001)
(Non-financial services)		
Cash flows from operating activities		
Income before income taxes and minority interest in consolidated subsidiaries	1,108,096	805,884
Depreciation expenses	701,509	675,417
Losses on disposal of fixed assets	52,046	29,147
Increase in allowance for retirement benefits	130,877	195,207
Interest and dividend income	(60,453)	(74,694)
Interest expenses	51,296	53,260
Equity in earnings of affiliates	(38,989)	(34,762)
Decrease (increase) in trade notes and accounts receivable	43,286	(108,006)
Decrease (increase) in inventories	8,588	(59,186)
Increase in trade notes and accounts payable	49,513	5,472
Others	(226,423)	47,523
Subtotal	1,819,347	1,535,264
Interest and dividends received	71,907	86,297
Interest paid	(50,781)	(53,923)
Income taxes paid	(497,431)	(331,160)
Cash flows from operating activities	1,343,042	1,236,477
Cash flows from investing activities		
Net decrease in time deposits	45,906	44,772
Payments for purchase of marketable securities and investments in securities	(426,357)	(681,978)
Proceeds from sales of marketable securities and investments in securities	58,443	104,625
Proceeds from redemption of marketable securities and investments in securities	465,001	532,398
Payments for acquisition of property, plant and equipment (excluding vehicles for lease)	(906,683)	(769,313)
Payments for acquisition of vehicles for lease	(144,556)	(145,115)
Proceeds from sales of property, plant and equipment (excluding vehicles for lease)	54,972	55,312
Proceeds from sales of vehicles for lease	111,607	68,274
Others	(56,152)	(115,700)
Cash flows from investing activities	(797,817)	(906,724)
Cash flows from financing activities		
Net decrease in short-term borrowings	(25,909)	(47,456)
Proceeds from origination of long-term borrowings	84,018	229,774
Payments for repayment of long-term borrowings	(116,031)	(196,169)
Payments for repurchase of treasury stocks	(282,849)	(263,595)
Dividends paid	(98,638)	(88,625)
Others	(36,463)	29,125
Cash flows from financing activities	(475,873)	(336,947)
Effect of exchange rate changes on cash and cash equivalents	24,095	35,573
Net increase in cash and cash equivalents	93,448	28,378
Cash and cash equivalents at beginning of year	1,453,148	1,429,012
Decrease in cash and cash equivalents due to change in scope of consolidated subsidiaries	(4,654)	(4,242)
Cash and cash equivalents at end of year	1,541,940	1,453,148

(All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

(Million yen; amounts less than one million yen are omitted.)

	FY2002 (April 2001 through March 2002)	FY2001 (April 2000 through March 2001)
(Financial services)		
Cash flows from operating activities		
Income before income taxes and minority interest in consolidated subsidiaries	21,431	28,599
Depreciation expenses	102,098	74,334
Equity in losses (earnings) of affiliates	23,942	(1,791)
Increase in trade notes and accounts receivable	(612,144)	(138,313)
Increase in loans receivable of consolidated financial subsidiaries	(91,321)	(245,068)
Others	4,265	165,653
Subtotal	(551,727)	(116,585)
Interest and dividends received	1,350	1,267
Income taxes paid	(19,527)	(15,166)
Cash flows from operating activities	(569,905)	(130,484)
Cash flows from investing activities		
Net decrease (increase) in time deposits	(11,077)	3,218
Payments for purchase of marketable securities and investments in securities	(241,535)	(337,374)
Proceeds from sales of marketable securities and investments in securities	100,695	143,426
Proceeds from redemption of marketable securities and investments in securities	139,078	65,326
Payments for acquisition of property, plant and equipment (excluding vehicles for lease)	(54,719)	(49,481)
Payments for acquisition of vehicles for lease	(422,133)	(253,371)
Proceeds from sales of property, plant and equipment (excluding vehicles for lease)	10,147	9,025
Proceeds from sales of vehicles for lease	296,814	269,794
Others	(147,036)	(52,602)
Cash flows from investing activities	(329,768)	(202,036)
Cash flows from financing activities		
Net increase in short-term borrowings	207,507	94,763
Net increase in commercial papers	85,977	43,078
Proceeds from origination of long-term borrowings	190,028	220,371
Payments for repayment of long-term borrowings	(185,670)	(156,776)
Proceeds from issuance of bonds	1,493,896	676,959
Payments for redemption of bonds	(820,294)	(628,416)
Others	12,000	2,564
Cash flows from financing activities	983,445	252,543
Effect of exchange rate changes on cash and cash equivalents	8,280	3,390
Net increase (decrease) in cash and cash equivalents	92,053	(76,587)
Cash and cash equivalents at beginning of year	54,132	130,720
Cash and cash equivalents at end of year	146,185	54,132

(Consolidated)		
Effect of exchange rate changes on cash and cash equivalents	32,375	38,963
Net increase (decrease) in cash and cash equivalents	185,499	(48,209)
Cash and cash equivalents at beginning of year	1,507,280	1,559,732
Decrease in cash and cash equivalents due to change in scope of consolidated subsidiaries	(4,654)	(4,242)
Cash and cash equivalents at end of year	1,688,126	1,507,280

Note: In the Consolidated Statements of Cash Flows, cash and cash equivalents include cash on hand, bank deposits that can be withdrawn at any time and short-term investments that can be converted into cash at any time, carry minimal risk of change in value and have a redemption period of three months or less.

(All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

3. Geographical Segment Information

(1) FY2002 (April 2001 through March 2002)

(Million yen; amounts less than one million yen are omitted.)

	Japan	North America	Europe	Other	Total	Elimination and/or unallocated assets	Consolidated
Net sales							
(1) Sales to external customers	6,698,686	5,587,784	1,537,324	1,282,502	15,106,297	-	15,106,297
(2) Inter-segment sales and transfers	3,835,050	244,552	57,137	117,923	4,254,664	(4,254,664)	-
Total	10,533,737	5,832,337	1,594,461	1,400,426	19,360,962	(4,254,664)	15,106,297
Operating expenses	9,663,410	5,566,687	1,606,867	1,380,671	18,217,637	(4,234,810)	13,982,827
Operating income	870,326	265,649	(12,405)	19,754	1,143,324	(19,853)	1,123,470
Assets	9,253,687	6,534,782	1,215,021	960,048	17,963,539	1,925,397	19,888,937

(2) FY2001 (April 2000 through March 2001)

(Million yen; amounts less than one million yen are omitted.)

	Japan	North America	Europe	Other	Total	Elimination and/or unallocated assets	Consolidated
Net sales							
(1) Sales to external customers	6,747,016	4,800,592	1,015,766	861,047	13,424,423	-	13,424,423
(2) Inter-segment sales and transfers	3,308,987	164,279	31,294	81,728	3,586,291	(3,586,291)	-
Total	10,056,003	4,964,872	1,047,061	942,776	17,010,714	(3,586,291)	13,424,423
Operating expenses	9,385,712	4,759,075	1,070,079	932,960	16,147,829	(3,593,536)	12,554,292
Operating income	670,290	205,797	(23,018)	9,815	862,885	7,245	870,131
Assets	8,418,688	5,344,414	890,483	666,923	15,320,510	2,198,917	17,519,427

Note: Unallocated corporate assets included in "Elimination and/or unallocated assets" for FY2002 and FY2001 are 3,018,176 million yen and 3,063,498 million yen, respectively, and consist primarily of funds such as cash and deposits, marketable securities and portion of investments in securities of TMC.

(All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

4. Overseas Sales

(1) FY2002 (April 2001 through March 2002)

(Million yen; amounts less than one million yen are omitted.)

	North America	Europe	Other	Total
Overseas sales	5,796,721	1,572,732	2,168,685	9,538,139
Consolidated sales	-	-	-	15,106,297
Ratio of overseas sales to consolidated sales	% 38.4	% 10.4	% 14.3	% 63.1

(2) FY2001 (April 2000 through March 2001)

(Million yen; amounts less than one million yen are omitted.)

	North America	Europe	Other	Total
Overseas sales	4,975,221	1,064,408	1,629,601	7,669,231
Consolidated sales	-	-	-	13,424,423
Ratio of overseas sales to consolidated sales	% 37.1	% 7.9	% 12.1	% 57.1

UNCONSOLIDATED STATEMENTS OF INCOME

(All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

(Million yen; amounts less than one million yen are omitted.)

	FY2002 (April 2001 through March 2002)	FY2001 (April 2000 through March 2001)	Increase (Decrease)
Ordinary profits and losses			
Operating revenue and expenses			
Operating revenue	**8,284,968**	**7,903,580**	**381,388**
Net sales	8,284,968	7,903,580	381,388
Operating expenses	**7,536,043**	**7,396,773**	**139,270**
Cost of sales	6,618,526	6,579,815	38,711
Selling, general and administrative expenses	917,517	816,957	100,560
Operating income	**748,924**	**506,806**	**242,118**
Non-operating income and expenses			
Non-operating income	**174,212**	**207,987**	**(33,775)**
Interest income	23,069	28,758	(5,689)
Dividend income	34,488	49,507	(15,019)
Other non-operating income	116,654	129,721	(13,067)
Non-operating expenses	**154,215**	**93,033**	**61,182**
Interest expenses	10,669	10,676	(7)
Other non-operating expenses	143,546	82,356	61,190
Ordinary income	**768,920**	**621,760**	**147,160**
Extraordinary gains and losses			
Extraordinary gains	-	**195,420**	**(195,420)**
Gains on disposal of securities to establish retirement benefit trust	-	195,420	(195,420)
Extraordinary losses	-	**255,075**	**(255,075)**
Retirement benefit expenses resulting from the adoption of the accounting standards for retirement benefits	-	255,075	(255,075)
Income before income taxes	**768,920**	**562,105**	**206,815**
Income taxes – current	418,800	313,600	105,200
Income taxes – deferred	(120,118)	(85,010)	(35,108)
Net income	**470,239**	**333,516**	**136,723**
Unappropriated retained earnings brought forward	66,919	91,210	(24,291)
Retirement of shares	129,218	263,595	(134,377)
Interim cash dividends	47,434	41,167	6,267
Unappropriated retained earnings at end of year	**360,506**	**119,963**	**240,543**

PROPOSED APPROPRIATION OF UNCONSOLIDATED RETAINED EARNINGS

(All financial Information has been prepared in accordance with accounting principles generally accepted in Japan)

(Million yen except 'Per share' amounts; amounts less than one million yen are omitted.)

	FY2002	FY2001
Unappropriated retained earnings at end of year	360,506	119,963
Reversal of reserve for losses on overseas Investments	1	-
Reversal of reserve for reduction of acquisition cost of fixed assets	382	40
Total	360,889	120,004
The proposed appropriation is as follows:		
Cash dividends	54,087	51,571
	< ¥15 per share >	< ¥14 per share >
Bonuses to directors	600	486
Bonuses to corporate auditors	45	43
Reserve for losses on overseas Investments	-	206
Reserve for special depreciation	150	777
Unappropriated retained earnings to be carried forward	306,006	66,919

Note: An interim dividend of ¥13 per share was paid on November 26, 2001, to shareholders (including the beneficial shareholders notified by Japanese Securities Depository Center) or registered pledgees of record as of September 30, 2001. Total interim dividends were paid in amount of 47,434 million yen.

UNCONSOLIDATED BALANCE SHEETS

(All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

(Million yen; amounts less than one million yen are omitted.)

	FY2002 (As of March 31,2002)	FY2001 (As of March 31,2001)	Increase (Decrease)
Assets			
Current assets	**3,431,039**	**3,195,451**	**235,588**
Cash and deposits	265,802	664,553	(398,751)
Trade notes receivable	-	1,421	(1,421)
Trade accounts receivable	994,390	1,012,387	(17,997)
Marketable securities	1,190,085	711,756	478,329
Finished goods	107,794	124,504	(16,710)
Raw materials	14,843	13,750	1,093
Work in process	66,987	96,417	(29,430)
Supplies	6,323	5,920	403
Short-term loans	182,204	120,078	62,126
Deferred income taxes	216,084	154,358	61,726
Other current assets	395,623	301,102	94,521
Less: allowance for doubtful accounts	(9,100)	(10,800)	1,700
Fixed assets	**5,036,891**	**5,097,999**	**(61,108)**
Property, plant and equipment	**1,275,101**	**1,291,110**	**(16,009)**
Buildings	350,141	359,126	(8,985)
Structures	42,360	43,500	(1,140)
Machinery and equipment	341,507	355,728	(14,221)
Vehicle and delivery equipment	9,398	9,045	353
Tools, furniture and fixtures	79,848	80,896	(1,048)
Land	400,484	396,441	4,043
Construction in progress	51,360	46,371	4,989
Investments and other assets	**3,761,789**	**3,806,889**	**(45,100)**
Investments in securities	1,832,686	2,279,662	(446,976)
Investments in subsidiaries	1,223,747	1,041,661	182,086
Long-term loans	389,309	278,003	111,306
Deferred income taxes	297,445	177,323	120,122
Other investments	25,600	33,739	(8,139)
Less: allowance for doubtful accounts	(7,000)	(3,500)	(3,500)
Total assets	8,467,930	8,293,450	174,480

(All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

(Million yen; amounts less than one million yen are omitted.)

	FY2002 (As of March 31,2002)	FY2001 (As of March 31,2001)	Increase (Decrease)
Liabilities			
Current liabilities	1,961,802	1,730,751	230,851
Trade notes payable	1,202	1,732	(530)
Trade accounts payable	731,445	747,075	(15,630)
Current portion of bonds	114,150	-	114,150
Accrued liabilities	348,720	412,219	(63,499)
Income taxes payable	262,336	187,269	75,067
Accrued expenses	352,215	307,862	44,353
Deposits received	118,809	35,261	83,548
Other current liabilities	32,723	39,329	(6,606)
Long-term liabilities	844,169	896,451	(52,282)
Bonds	400,600	514,150	(113,550)
Allowance for retirement benefits	391,458	368,518	22,940
Other long-term liabilities	52,111	13,783	38,328
Total liabilities	2,805,772	2,627,203	178,569
Shareholders' equity			
Common stock	397,049	397,049	-
Statutory reserve	514,604	514,604	-
Capital surplus	415,150	415,150	-
Legal reserve	99,454	99,454	-
Retained earnings	4,808,613	4,567,127	241,486
Reserve for losses on overseas investments	397	190	207
Reserve for special depreciation	1,396	619	777
Reserve for reduction of acquisition cost of fixed assets	5,386	5,427	(41)
General reserve	4,440,926	4,440,926	-
Unappropriated retained earnings at end of year	360,506	119,963	240,543
<Included net income for current year>	*< 470,239 >*	*< 333,516 >*	*< 136,723 >*
Net unrealized gains on other securities	99,656	187,465	(87,809)
Less: treasury stock	(157,768)	-	(157,768)
Total shareholders' equity	5,662,158	5,666,247	(4,089)
Total liabilities and shareholders' equity	8,467,930	8,293,450	174,480

Note 1: The scope of subsidiaries is determined in accordance with the provisions of the Japan's Commercial Code.

Note 2: Changes in number of issued shares:

Decrease due to the retirement of shares 35,000 thousand shares

Note 3: In accordance with revisions of "Regulations Concerning the Balance Sheet, Income statement, Business Report and Supporting Schedules of Joint Stock Corporations", effective for FY2002, treasury stock, which was formerly included in "Assets", is reported as "Treasury stock" under "Shareholders' equity". At the end of FY2001, total treasury stock included in "Assets" was 4,875 million yen. (Less than 1 million yen in "Current assets" and 4,875 million yen in "Fixed assets".)

III

[Translation]

April 30, 2002

To Whom It May Concern:

Company Name: Trinity Industrial Corporation
Name and Title of Representative:
Fumio Sugiura, President
Code Number: 6382
Second Section of Tokyo Stock Exchange
Name and Title of Contact Person:
Shiro Maruta
Senior Managing Director
Telephone Number: 0565-24-4800

Our Parent Company
Company Name: Toyota Motor Corporation
Name and Title of Representative:
Fujio Cho, President
Code Number: 7203
Securities exchanges throughout Japan

Notice Concerning Amendments to the Business Performance Projections for Fiscal Year 2002 and Year-end Dividends

1. Based on the movements of our recent business performance, we hereby make amendments to the business performance projections disclosed upon the announcement of the financial statements on November 14, 2001 as follows:

(1) Amendments to the prospective figures of non-consolidated business performance of Fiscal Year 2002 ended March 31, 2002 (from April 1, 2001 to March 31, 2002)

(In millions of yen)

	Net sales	Ordinary income	Net income
Previous projections (A) (Announced on November 14, 2001)	29,000	540	255
New projections (B)	31,100	780	370
Amount changed (B - A)	2,100	240	115
% of change	7.2%	44.4%	45.1%
Actual performance from April 1, 2000 to March 31, 2001 (FY2001)	26,246	525	253

(2) Amendments to the prospective figures of consolidated business performance of Fiscal Year 2002 ended March 31, 2002 (from April 1, 2001 to March 31, 2002)

(In millions of yen)

	Net sales	Ordinary income	Net income/(loss)
Previous projections (A) (Announced on November 14, 2001)	34,000	850	400
New projections (B)	36,300	1,320	730
Amount changed (B - A)	2,300	470	330
% of change	6.8%	55.3%	82.5%
Actual performance from April 1, 2000 to March 31, 2001 (FY2001)	28,812	110	(256)

(3) Reasons for the Amendments

[Non-consolidated business performance]

As we received a satisfactory amount of orders of both equipment and automotive parts during this fiscal year, the net sales and income of Fiscal Year 2002 are expected to exceed the previous projections.

[Consolidated business performance]

The consolidated business performance projections are amended in line with the amendments to the non-consolidated business performance projections and due to the improvement of the subsidiaries' profitability.

2. Amendment to Year-end Dividend Projection

(1) Amendments to the prospective figures

(In yen)

	Interim dividend	Year-end dividend	Total
Previous projections (Announced on November 14, 2001)	-	5.00	5.00
New projections	-	6.00	6.00
Actual dividends for the period from April 1, 2000 to March 31, 2001 (FY2001)	-	5.00	5.00

(2) Reasons for the Amendment

A proposal concerning year-end dividend for Fiscal Year 2002 of six (6) yen per share consisting of five (5) yen ordinary dividend and one (1) yen extra dividend is scheduled to be presented to the 68th Ordinary General Meeting of Shareholders to be held in late June to reward shareholders' regular support based on the profit increase projection on a non-consolidated basis.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Toyota Motor Corporation



By: ____________________

Date: May 13, 2002

Name: Takanori Matsuo
Title: General Manager, Accounting Division